FILTRONA

RECEIVED

2008 OCT -9 P 12:51

…FICE OF INTERNATIONAL
CORPORATE FI…

Filtrona plc

30 September 2008

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

08005268

PROCESSED

OCT 15 2008

THOMSON REUTERS

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 1 September 2008, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

RECEIVED

2008 OCT -9 P 12:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	05 September 2008
6. Date on which issuer notified:	10 September 2008
7. Threshold(s) that is/are crossed or reached:	16%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	34,992,797	34,992,797	34,931,285		34,931,285		16.98%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,931,285	16.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Brown Brothers Harriman (New Jersey) – 30,124 Bank of Ireland (Dublin) – 439,345 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank – 179,816 JP Morgan Chase – 433,685 Vidacos Nominees – 26,265,195 HSBC Bank Plc (London) – 593,897 State Street Trust & Banking Co (London) – 2,888,391 Trust & Custody Servs JP –7,724 North Trust Company (London) – 364,093 AIM Canada – 3,532,600 Other –22,428	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

FSA®

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 September 2008
6. Date on which issuer notified:	26 September 2008
7. Threshold(s) that is/are crossed or reached:	17%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	34,931,285	34,931,285	35,011,430		35,011,430		17.02%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,011,430	17.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 23,324 Bank of Ireland (Dublin) – 439,345 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank – 179,816 JP Morgan Chase – 349,182 Vidacos Nominees – 26,220,898 HSBC Bank Plc (London) – 593,897 State Street Trust & Banking Co (London) – 2,888,391 Trust & Custody Servs JP –7,724 North Trust Company (London) – 364,093 AIM Canada – 3,748,300 Other –22,473

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Steve Crummett Filtrona plc
15. Contact telephone number:	01908 359100

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 28 August 2008 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Neil Shillingford
   Alan Tidy

3. Nature of transaction

   Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant
   29 August 2008

5. Period during which or date on which exercisable

   Between 29 August 2011 and 28 August 2014, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	Number of 25p ordinary shares
Antony Edwards	31,535
Jon Green	29,875
Robert Purcell	44,512
Sreekumar Puthen Thermedam	40,376
Russell Rogers	52,558
Neil Shillingford	32,863
Alan Tidy	27,634

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

nil

9. Total number of shares or debentures over which options held following this notification

PDMR	Details	Number
Antony Edwards	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	171,849
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,752
	Deferred Annual Share Bonus Plan Award	26,618
	TOTAL	**352,995**
Jon Green	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	174,943
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	131,036
	Deferred Annual Share Bonus Plan Award	50,362
	TOTAL	**368,117**
Robert Purcell	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	266,061
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	188,582
	Deferred Annual Share Bonus Plan Award	89,013
	TOTAL	**555,432**

PMDR	Details	Number
Sreekumar Puthen Thermedam	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	238,115
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	179,161
	Deferred Annual Share Bonus Plan Award	38,437
	TOTAL	**467,489**
Russell Rogers	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	199,822
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	143,416
	Deferred Annual Share Bonus Plan Award	39,906
	TOTAL	**383,144**
Neil Shillingford	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	188,288
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,693
	Deferred Annual Share Bonus Plan Award	40,130
	TOTAL	**371,111**
Alan Tidy	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	165,210
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	132,186
	Deferred Annual Share Bonus Plan Award	49,469
	TOTAL	**358,641**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

File No: 82-34882

Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification

2 September 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 29 August 2008 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Harper
   Steve Crummett

3. Nature of transaction

   A Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

   29 August 2008

5. Period during which or date on which exercisable

   Between 29 August 2011 and 28 August 2014, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

Executive Director	**Number of 25p ordinary shares**
Mark Harper	121,991
Steve Crummett	91,286

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   nil

9. Total number of shares or debentures over which options held following this notification

Executive Director	Details	Number
Mark Harper	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	762,178
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	483,883
	Deferred Annual Share Bonus Plan Award	222,350
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	TOTAL	**1,480,187**
Steve Crummett	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	12,552
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	60,669
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	237,465
	Deferred Annual Share Bonus Plan Award	29,191
	TOTAL	**339,877**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification
2 September 2008

END